UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-25042

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Young Broadcasting Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Young Broadcasting Inc.

599 Lexington Avenue

New York, New York  10022

Young Broadcasting Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2008 and 2007

Index

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:	10
Schedule H, Part IV Line 4(i)—Schedule of Assets (Held at End of Year)

All other schedules are omitted as not applicable or not required

Signatures	11

Exhibit:
23.1 Consent of Eisner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

Young Broadcasting Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Young Broadcasting Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Eisner LLP

New York, New York
July 13, 2009

Young Broadcasting Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2008		2007
Assets
Investments, at fair value:
PIMCO Total Return	$4,443,341	*	$3,529,885	*
AIM Large Cap Growth—Investor	4,154,280	*	6,987,001	*
Merrill Lynch Equity Index Trust	3,926,878	*	—
Merrill Lynch Retirement Preservation Trust	6,390,440	*	—
Invesco 500 Index Trust	—		6,911,560	*
Invesco Stable Value Trust	—		6,471,102	*
AIM Capital Development	3,918,861	*	8,068,470	*
T Rowe Price Retirement Income	330,697		451,673
T Rowe Price Retirement 2010	2,152,447	*	2,891,640	*
T Rowe Price Retirement 2020	1,434,676		2,574,746
T Rowe Price Retirement 2030	839,754		1,047,134
T Rowe Price Retirement 2040	466,757		826,897
T Rowe Price Real Estate	145,363		93,796
Alger Small Cap Growth	261,775		320,783
American Funds EuroPacific	2,339,598	*	4,398,132	*
American Beacon Large Cap Value	2,112,326	*	4,013,528	*
Columbia Small Cap Value II	236,695		145,119
Oppenheimer Global	2,537,570	*	4,965,847	*
Young Broadcasting Inc. Common Stock	106,464		1,565,065
Participant loans	1,081,048		1,043,101
Cash	21,878		—
	36,900,848		56,305,479

Employee contributions receivable	90,517		285,435
Employer contributions receivable	319,136		398,166
Net assets available for benefits, at fair value	37,310,501		56,989,080
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,031,674		45,351
Net assets available for benefits	$38,342,175		$57,034,431

* - Exceeds 5% of the Plan Net Assets Available for Benefits at the respective balance sheet dates.

See accompanying notes to financial statements.

Young Broadcasting Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	2008	2007
Additions (Deductions) to net assets attributable to:
Employee contributions	$3,827,347	$4,272,413
Employer contributions	1,653,957	1,935,337
Rollovers	12,770	208,643
Total contributions	5,494,074	6,416,393

Investment (loss) income:
Interest and dividend income	1,604,995	2,693,856
Net depreciation in fair value of investments	(19,513,766)	(945,487)
Total (Deductions) additions	(17,908,771)	1,748,369

Deductions from net assets attributed to:
Benefits paid directly to participants	(6,254,826)	(5,282,518)
Administrative expenses	(22,733)	(42,964)
Total deductions	(6,277,559)	(5,325,482)

Net (decrease) increase	(18,692,256)	2,839,280
Net assets available for benefits at beginning of year	57,034,431	54,195,151
Net assets available for benefits at end of year	$38,342,175	$57,034,431

See accompanying notes to financial statements.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The Young Broadcasting Inc. 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, of Young Broadcasting Inc. and subsidiaries (collectively, the “Company” or the “Plan Sponsor”). Any withdrawals by terminated employees have been included in the benefits paid directly to participants on the Statements of Changes in Net Assets Available for Benefits.  Young Broadcasting, Inc. has appointed the Retirement Plan Committee as the Plan’s administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Except for individuals excluded from participation, an employee is eligible to participate in the Plan if they are at least 21 years old and have completed at least 1,000 hours of service in a twelve month period or if they are at least age 21 and are regularly scheduled to work 20 or more hours per week.

The Plan participants may make pre-tax contributions from their salaries of up to 75% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $15,500 for the both years ended 2008 and 2007. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan currently provides the Company the option to make annual contributions to the Plan in the form of cash or employer securities or a combination thereof.

The employer matching contribution is equal to 100% of employee pre-tax contributions, up to 3% of participant compensation and then 50% of employee pre-tax contributions, from 3% to 5% of participant compensation.  All employer matching contributions for 2007 were made in the form of the Company’s common stock.  For the first quarter of 2008, the employer matching contributions were made in the form of Company’s common stock.  Effective April 1, 2008, the employer matching contributions were contributed in cash.  Employer matching contributions are considered fully vested immediately when allocated to the participant accounts.

Participants’ vested account balances are payable no later than retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of termination of employment for any reason.

The Plan includes a loan provision whereby active Plan participants may generally borrow up to a maximum of 50% of their vested account balance except from their employer matching contribution account, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodically occurring loans and thirty years for loans used to purchase a primary residence. The interest rate is determined by the Retirement Plan Committee. The interest rates on outstanding loans at December 31, 2008 and 2007 ranged from 5.0% to 11.49% and 5.0% to 11.49% respectively.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations of earnings / losses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description and Plan document.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Such estimates include assumptions underlying the fair value of participant loans approximating cost. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value, except to the extent as noted below with respect to loans. The Plan’s investment in Merrill Lynch Preservation Trust which invests substantially all of its assets in investments that are fully benefit responsive investment contracts, are valued at contract value (Note 3). Gain or loss on sale of investments and the change in the fair value of investments are reflected in the Statements of Changes in Net Assets Available for Benefits as net depreciation / appreciation in fair value of investments.

Loans are valued at their outstanding principal balances plus accrued interest, which approximate fair value.

A participant may elect to receive the value of the vested interest in his or her account upon termination of service, whether due to disability or retirement or for any other reason.  If a participants employment is terminated due to death the plan will pay benefits to the participant’s beneficiary. The plan pays all benefits in the form of single lump-sum distributions.  Effective January 1, 1998, any non-forfeitable amount in excess of $5,000 shall be paid to a terminated participant prior to normal retirement age only upon written consent of the participant.  If the terminated participants balance non-forfeitable account balance is $5,000 or less, the Plan shall immediately distribute the participants entire non-forfeitable account balance as a mandatory distribution.  On termination of service, if a participant’s account balance is greater than $1,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions.  However, in the event of a mandatory distribution on or after March 28, 2005 that is greater than $1,000, if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, the Plan Administrator will pay the distribution in a direct rollover to a individual retirement plan designated by the Plan Administrator.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock.  ERISA limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

Effective February 11, 2008, the Plan added the Merrill Lynch Retirement Preservation Trust, which replaced the INVESCO Stable Value Trust.  All balances in the INVESCO Stable Value Trust were transferred to the Merrill Lynch Retirement Preservation Trust.

Effective April, 24, 2008, the Plan added the Merrill Lynch Equity Index Trust (Tier I), which replaced the INVESCO 500 Index Trust.  All balances in the INVESCO 500 Index Trust were transferred to the Merrill Lynch Equity Index Trust.

Additionally, effective April 24, 2008, two funds in the Plan became available at share classes with lower expense ratios than the share classes they replaced.  Both the AIM Capital Development Fund and the PIMCO Total Return Fund were switched from A shares to I shares.

Effective January 2, 2007, the Plan added the following fund options to its investment selections:

New Fund
Alger Small Cap Growth Fund
American Beacon Large Cap Value Fund
Columbia Small Cap Value II Fund
T. Rowe Price Real Estate Fund

Additionally, effective January 2, 2007, the following three funds were removed from the investment selections and mapped to either existing or new fund options:

Old Fund Option	New Fund Option
AIM Basic Balanced Fund	T. Rowe Price Retirement 2010 Fund (existing fund)
AIM Charter Fund	INVESCO 500 Index Trust (existing fund)

American Century Income & Growth Fund	American Beacon Large Cap Value Fund (new effective January 2, 2007)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are identified on the Statement of Net Assets Available for Benefits.

During 2008 and 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as follows:

	Net (Depreciation) Appreciation in Fair Value of Investments
	2008	2007

Registered Investment Companies	$(17,149,658)	$1,726,797
Young Broadcasting Inc. Common Stock	(2,364,108)	(2,672,285)
	$(19,513,766)	$(945,487)

At December 31, 2008 and 2007, a portion of the Plan’s investments are in the Merrill Lynch Retirement Preservation Trust (the “Trust”) and Invesco Stable Value Trust (the “Invesco”) created, managed, and maintained by Merrill Lynch Bank and Trust Company and Invesco National Trust Company, respectively.  Each investee in the Trust and Invesco has an undivided interest in its underlying assets.  As of December 31, 2008 and 2007, the Plan’s interest relative to the underlying assets of the Trust and Invesco was approximately 0.06298% and 0.116%, respectively.

The Trust and Invesco are invested in guaranteed investment contracts (“GIC”) and synthetic guaranteed investment contracts (Synthetic “GICs”) issued by insurance companies and banks, and other issuers.  These instruments are intended to maintain a constant net asset value while permitting participant-initiated benefit responsive withdrawals for certain events.  The Plan applies a Financial Accounting Standards Board Staff Position (FSP) defining the circumstances in which an investment contract is considered fully benefit-responsive and follows the reporting and disclosure requirements for fully benefit-responsive investment contracts in the Trust and Invesco.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by the current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust and Invesco with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined by the Merrill Lynch Bank and Trust Company and Invesco National Trust Company based on the change in the present value of the contract’s expected cash flows, discounted at current market rates.  Investment contracts may have elements of risk due to lack of a secondary market and resale restriction which may result in the inability of the Trust and Invesco to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust and Invesco seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

There were no reserves against contract value for credit risk of the contract issuer or otherwise.  Crediting rate to investments (at fair value) was 4.10% and 4.27% for the years ended December 31, 2008 and 2007, respectively.  The average yields based on actual earnings was 9.49% and 5.33% for the years ended December 31, 2008 and 2007, respectively.

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board (SFAS) No. 157. “Fair Value Measurements” for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis.  SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with the sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2- Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3- Unobservable inputs for the asset or liability. These reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth, by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

	Fair Value Measurements
	At December 31, 2008
Description	Level 1	Level 2	Level 3	Total

Cash	$21,878	$—	$—	$21,878
Mutual funds	25,374,140	—	—	25,374,140
Common collective trusts	—	10,317,318	—	10,317,318
Young Broadcasting Inc common stock	106,464	—	—	106,464
Participant loans receivable	—	—	1,081,048	1,081,048

Total investments-fair value	$25,502,481	$10,317,318	$1,081,048	$36,900,848

The following table presents changes in the Plan’s Level 3 investment representing participant loans measured at a fair value on a recurring basis for the year ended December 31, 2008.

Balance, beginning of year	$1,043,101

Loan repayments, accrued interest and withdrawals (net)	37,947

Balance, end of year	$1,081,048

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Cash: Stated at cost, which approximates fair value.

Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds.

Common collective trusts: valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Young Broadcasting, Inc. Common Stock (‘Company Stock’) : Valued at the closing price reported on the active market on which the individual security traded.  Company Stock was traded on the NASDAQ Stock Market under the ticker symbol (YBTVA) during 2008.  Effective January 2, 2009, the NASDAQ Hearings Panel suspended the Company Stock from trading on the NASDAQ since the Company failed to meet certain of the NASDAQ requirements for continued listing.  Following the suspension from the NASDAQ the Company began trading on the Pink Sheet Electronic Quotation Service.  Effective with the second quarter of 2008, the Company stopped funding the employer match in Company Stock.

Participant loans receivable: stated at the outstanding principal balance plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code.  In the event of Plan termination, participants become 100% vested in their non-vested account balances, if any, as required by law.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2007 stating that the Plan, as amended and restated on December 30, 2005, is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation.  Pursuant to, and as required by, the determination letter by the Internal Revenue Service, the Plan Sponsor adopted an amendment to the Plan on May 17, 2007, effective as of December 30, 2005.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor has indicated that it will take whatever steps necessary to ensure that the Plan continues to be eligible for tax-qualified status under the Code.  The plan administrator believes that the Plan is currently designed in compliance with the applicable requirements of the Code.  The Plan is intended to be operated in accordance with those requirements.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

However, the Company has identified certain errors in the manner in which the Plan was administered during 2008 and several earlier Plan years.  Therefore, in order to ensure that the Plan continues to be eligible for tax-favorable treatment, and complies with ERISA rules and regulations, the Company is in the process of preparing to submit a filing to request the Internal Revenue Service to issue a compliance statement under the Voluntary Correction Program component of the Employee Plans Compliance Resolution System. The Company intends to fully correct any violations, restore to the Plan any losses or profits with interest, and distribute any supplemental benefits owed to eligible participants and beneficiaries, as authorized by the Internal Revenue Service.

7. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records have been paid by the Company for the 2008 and 2007 Plan years. Other administrative expenses were paid by the Plan.

8. Related Party Transactions

At December 31, 2008 and 2007, the Plan had investments in the common stock of Young Broadcasting Inc, at fair value of $106,464 and $1,565,065 respectively.

9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007, respectively:

	2008	2007
Net assets available for benefits per financial statements	$38,342,175	57,034,431

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,031,674)	(45,351)
Amounts allocated to withdrawing participants	(19,743)	(157)
Net assets available for benefits per Form 5500	$37,290,758	56,988,923

The following is a reconciliation of the Merrill Lynch Preservation Trust fund at December 31, 2008:

Merrill Lynch Preservation Trust at contract value per financial statements	$7,422,114
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,031,674)
Invesco Stable Value Trust at fair value per Form 5500	$6,390,440

The following is a reconciliation of the Invesco Stable Value Trust fund at December 31, 2007:

Invesco Stable Value Trust at contract value per financial statements	$6,516,453
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(45,351)
Invesco Stable Value Trust at fair value per Form 5500	$6,471,102

The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2008:

Net change in net assets available for benefits per financial statements	$(18,692,256)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(986,323)
Less: Amounts allocated to withdrawing participants at end of year	(19,743)

Add: Amounts allocated to withdrawing participants at beginning of year	157
Net change in net assets available for benefits per Form 5500	$(19,698,165)

The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2007:

Net change in assets available for benefits per financial statements	$2,839,280
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	92,649
Less: Amounts allocated to withdrawing participants at end of year	(157)

Add: Amounts allocated to withdrawing participants at beginning of year	1,676
Net change in assets available for benefits per Form 5500	$2,933,448

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008 but not yet paid as of that date.

10.  Risks and Uncertainties

The Plan provides for various investment options including mutual funds and common stock of the Plan Sponsor.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The value, liquidity and related income of the securities the Plan invests in are sensitive to changes in economic conditions, including delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

11.  Subsequent Events

On February 13, 2009, the Company and certain of its subsidiaries (collectively “the Debtors”) filed voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.  The Company intends to continue to operate its television stations without interruption.

Young Broadcasting Inc. 401(k) Plan

Supplemental Schedule

Supplemental Schedule	EIN: #13-3339681
Plan: #001

Young Broadcasting Inc. 401(k) Plan

Schedule H, Part IV Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Party Involved and Description of Investments	Current Value

PIMCO Total Return	$4,443,341
AIM Large Cap Growth–Investor	4,154,280
Merrill Lynch Equity Index	3,926,878
Merrill Lynch Retirement Preservation Trust	6,390,440
AIM Capital Development	3,918,861
T Rowe Price Retirement Income	330,697
T Rowe Price Retirement 2010	2,152,447
T Rowe Price Retirement 2020	1,434,676
T Rowe Price Retirement 2030	839,754
T Rowe Price Retirement 2040	466,757
T Rowe Price Real Estate	145,363
Alger Small Cap	261,775
American Fund EuroPacific	2,339,598
American Beacon Large Cap	2,112,326
Columbia Small Cap Value Fund	236,695
Oppenheimer Global	2,537,570
Young Broadcasting Inc. Common Stock*	106,464
Cash	21,878
35,819,800
Participant Loans—interest rates ranging from 5.0% to 11.49%, loans maturing through 2036	1,081,048
$36,900,848

*              Indicates Party-In-Interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 14, 2009

YOUNG BROADCASTING INC. 401(k) PLAN

By:	/s/ James A. Morgan
James A. Morgan, Chairman of
Retirement Plan Committee, Plan
Administrator

Exhibit Index

Exhibit Number	Description
23.1	Consent of Eisner LLP